

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2023

Viki Hakmon
Chief Executive Officer
Jeffs' Brands Ltd
7 Mezada Street
Bnei Brak, Israel 5126112

> **Re: Jeffs' Brands Ltd**
> **Post-Effective Amendment No. 2 to Form F-1**
> **Filed June 6, 2023**
> **File No. 333-262835**

Dear Viki Hakmon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment on Form F-1 Filed June 6, 2023

General

1. We note that this Post-Effective Amendment No. 2 includes a reference to Additional Warrants to purchase up to an aggregate amount of 2,824,535 Ordinary Shares, and your Post-Effective Amendment No. 1 includes a reference to Additional Warrants to purchase up to an aggregate amount of 2,584,140 Ordinary Shares. Both references to the Additional Warrants appear to be to the warrants issued to holders in connection with the pricing adjustment that occurred based on the volume weighted average stock price on September 7, 2022. Please clarify whether these are two separate sets of Additional Warrants or otherwise. Additionally, particularly based on the fee table and legal opinion filed as exhibits to your Registration Statement on Form F-1, declared effective on August 25, 2022, it is unclear whether the Additional Warrants were covered by the Registration

Statement. Note that, if they were not, it is impermissible to register them now per Securities Act Rule 413(a). Please advise. Upon reviewing your response, we may have additional comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services